UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                                 VALENTIS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    91913E104
                                 (CUSIP Number)

                                 KEITH TARLETON
                   PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.
                         888 SEVENTH AVENUE, 29TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                DECEMBER 31, 2003
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

CUSIP NO. 91913E104                                                PAGE  2 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus-Soros BioPharmaceutical Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        2,099,380 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            0
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              2,099,380 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  3 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        2,099,380 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            0
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              2,099,380 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  4 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  5 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  6 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  7 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  8 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  9 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO; IA
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 10 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseuspur, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 11 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus EC, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            2,099,380 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        2,099,380 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,099,380 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
------------------------
(1)  Includes 207,046 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 12 OF 22


                  This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on January 24, 2003 (the "Original Schedule 13D" and, as amended, the "Schedule 13D") relating to the common stock, par value $.001 per share (the "Common Stock"), of Valentis, Inc., a Delaware corporation (the "Company").

Item 1.  SECURITY AND ISSUER.

                  No Change.

Item 2.  IDENTITY AND BACKGROUND.

                  The Schedule 13D is hereby supplemented by adding Annex A and Annex B attached hereto to the Schedule 13D.

                  Item 2 is amended by deleting the phrase "SFM AH, LLC, a Delaware corporation" in the first paragraph of clause (a), (b), (c) and (f) and replacing it with the phrase "SFM AH LLC, a Delaware limited liability company."

                  Item 2 is further amended by deleting the sixth, seventh and eighth paragraphs of clause (a), (b), (c) and (f) and replacing them with the following paragraphs:

                  SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. The sole managing member of of SFM AH is SFM LLC. Mr. Soros serves as Chairman of SFM LLC.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended, SFM Participation, SFM AH, SFM LLC and Mr. Soros each may be deemed a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended by adding the following paragraph after the first paragraph thereof:

                  On December 2, 2003, the Company, the Purchaser and certain other parties entered into a securities purchase agreement (the "Purchase Agreement") pursuant to which the Purchaser agreed to acquire from the Company 487,805 shares of Common Stock and a warrant to purchase 195,122 shares of Common Stock (the "Warrant") for an aggregate purchase price of $1 million. Consummation of the transactions contemplated by the Purchase Agreement was conditioned upon the occurrence of certain events as set forth in the Purchase Agreement, including approval by the stockholders of the Company. On

CUSIP NO. 91913E104                                                PAGE 13 OF 22


December 31, 2003 (the "Closing Date"), the conditions to the closing of the transactions contemplated by the Purchase Agreement having been satisfied, the transactions were consummated and the Purchaser acquired from the Company 487,805 shares of Common Stock and the Warrant. The source of the purchase price was capital contributions from the partners of the Purchaser.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by adding the following immediately above the section therein entitled "Additional
Disclosure".

DECEMBER 2003 PURCHASE AGREEMENT

         TERMS OF THE PURCHASE AGREEMENT

                  Pursuant to the Purchase Agreement, the Purchaser purchased an aggregate of 487,805 shares of Common Stock and the Warrant. Except as disclosed herein, the Reporting Persons has acquired such securities for investment purposes. Pursuant to the Purchase Agreement, the Purchaser also entered into a registration rights agreement with the Company and the other parties named therein (the "Registration Rights Agreement"). In the event that the Company issues additional shares of Common Stock within one year of the Closing Date in certain non-exempt transactions for a price less than the average of the closing bid prices per share of Common Stock on the Nasdaq SmallCap Market during the five trading days immediately preceding such issuance (the "Threshold Price"), then the Company will be obligated to issue additional shares to the Purchaser at no cost to the Purchaser. The number of additional shares which would be issuable to the Purchaser under this provision would be equal to the difference between the purchase price of $2.05 per share and the Threshold Price multiplied by the number of shares the Purchaser purchased on the Closing Date. Except as disclosed herein, the Reporting Persons have acquired these shares of Common Stock and the Warrant for investment purposes. The foregoing summary is qualified in its entirety by reference to the Purchase Agreement . A copy of the Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

         TERMS OF THE REGISTRATION RIGHTS AGREEMENT

                  Pursuant to the Registration Rights Agreement, the Company agreed to file with the SEC, at its expense, within 45 days after the Closing Date, a registration statement related to the Common Stock issued to the Purchaser or issuable upon the exercise of the Warrant (the "Registration Statement"). The Company agreed to have such Registration Statement declared effective by the SEC within 105 days after

CUSIP NO. 91913E104                                                PAGE 14 OF 22


the Closing Date. The Registration Rights Agreement include other customary terms, including without limitation those related to registration expenses, indemnification and other similar provisions. In the event that the Registration Statement is not (i) filed within 45 days after the Closing Date or (ii) declared effective within 105 days after the Closing Date, then the Company must pay in cash to the Purchaser 1.0% of the its aggregate purchase price for the first month thereafter, as well as an additional 1.5% of its aggregate purchase price per month (on a pro-rated basis), beyond the first month, during which the Company has not complied with the foregoing. In addition, in the event the Company must suspend use of the Registration Statement for greater than 20 consecutive days or a total of 40 days in the aggregate during the time the Company is required to keep the Registration Statement effective under the Registration Rights Agreement, then the Company must pay to the Purchaser in cash 1.0% of its aggregate purchase price for the first month, as well as an additional 1.5% of its aggregate purchase price for each additional month thereafter, while the use of the Registration Statement has been suspended. It is expected that the Company will maintain availability of the Registration Statement for at least two years following the Closing Date. In addition, if the Company issues any additional shares under the anti-dilution provisions of the Purchase Agreement or the Warrant, the Company is required to register those shares as well. The foregoing summary is qualified in its entirety by reference to the Registration Rights Agreement. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

         TERMS OF THE WARRANT

                  The Common Stock underlying the Warrant may be purchased at a price per share equal to $3.00 (the "Exercise Price"). The Exercise Price and the number of shares issuable upon exercise of the Warrant will be subject to adjustment upon the occurrence of certain events as set forth in the Warrant. Further, exercise of the Warrant may be restricted based on the number of securities the holder thereof would be deemed to beneficially own upon exercise thereof. The Warrant is exercisable at any time, from the Closing Date until the fifth anniversary of that date thereof (the "Expiration Date"). At the Expiration Date, the Warrant may be automatically exercised on a "cashless exercise" basis if the market price on such date is greater than 102% of the Exercise Price. In the event that the volume-weighted market price of the Common Stock exceeds $5.00 for 30 consecutive trading days, the Company may require exercise of the Warrant. The foregoing summary is qualified in its entirety by reference to the Warrant. A copy of the

CUSIP NO. 91913E104                                                PAGE 15 OF 22


Warrant is attached hereto as Exhibit 4 and is incorporated herein by reference. The Warrant is one of three warrants owned by the Purchaser.

                  Each other purchaser of the Company's securities on the Closing Date under the Purchase Agreement has substantially identical rights to the Purchaser as described above.

                  Item 4 is further amended by deleting the final paragraph thereof and replacing it with the following:

                  Except as described in the Purchase Agreement, the Registration Rights Agreement, the Warrant and the warrants acquired on December 5, 2000, and as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person or any individual otherwise identified in Item 2 of this
Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As set forth above, the Purchaser beneficially owns 1,892,334 shares of Common Stock and warrants to purchase an aggregate of 207,046 shares of Common Stock. Each warrant is exercisable at any time until its expiration date. Accordingly, as of the date hereof and after giving effect to the exercise of the warrants, each of the Reporting Persons may be deemed to beneficially own an

CUSIP NO. 91913E104                                                PAGE 16 OF 22


aggregate of 2,099,380 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there were 8,945,200 shares of Common Stock outstanding as of the Closing Date, this represents approximately 22.9% of the outstanding shares of Common Stock.

                  (b) (i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have sole power to direct the voting and disposition of the 2,099,380 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                           (ii) By virtue of the relationships between and among
the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 2,099,380 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                  (c) The information set forth in Items 3 and 4 above relating to the transactions entered into in connection with the Purchase Agreement is hereby incorporated by reference into this Item 5(c). Except as set forth in Items 3 and 4 above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended by replacing the first paragraph thereof with the following:

                  As described herein, as of the Closing Date, the Purchaser beneficially owned 1,892,334 shares of Common Stock and warrants exercisable for an aggregate of 207,046 shares of Common Stock.

CUSIP NO. 91913E104                                                PAGE 17 OF 22


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated January 5, 2004, among (i) Perseus-Soros
                                    BioPharmaceutical Fund, L.P., (ii)
                                    Perseus-Soros Partners, LLC, (iii) Perseus
                                    BioTech Fund Partners, LLC, (iv) SFM
                                    Participation, L.P., (v) SFM AH LLC, (vi)
                                    Frank H. Pearl, (vii) George Soros, (viii)
                                    Soros Fund Management LLC, (ix) Perseus EC,
                                    LLC and (x) Perseuspur, LLC.

                  Exhibit 2:        Securities Purchase Agreement, dated as
                                    of December 2, 2003, between Valentis, Inc.,
                                    Perseus-Soros BioPharmaceutical Fund, L.P.
                                    and the other parties named therein,
                                    incorporated by reference to Annex C of the Company's Schedule 14A filed on December 15, 2003 (SEC file no. 0-22987).

                  Exhibit 3:        Registration Rights Agreement, dated as
                                    of December 2, 2003, between Valentis, Inc.,
                                    Perseus-Soros BioPharmaceutical Fund, L.P.
                                    and the other parties named therein,
                                    incorporated by reference to Annex D of the Company's Schedule 14A filed on December 15, 2003 (SEC file no. 0-22987).

                  Exhibit 4:        Form of warrant to purchase shares of
                                    Common Stock, par value $.001 per share, of Valentis, Inc. issued to Perseus-Soros BioPharmaceutical Fund, L.P., incorporated by reference to Annex E of the Company's
                                    Schedule 14A filed on December 15, 2003 (SEC file no. 0-22987).

                  Exhibit 5: Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-In-Fact for Frank H. Pearl.

CUSIP NO. 91913E104                                                PAGE 18 OF 22


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2004


                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        --------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel

                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        --------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel

                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur EC, L.L.C.
                                        Managing Member

                                By:     Perseuspur, LLC
                                        Member

                                By:     /s/ Rodd Macklin
                                        --------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

CUSIP NO. 91913E104                                                PAGE 19 OF 22


                                PERSEUS EC, L.L.C.

                                By:     Perseuspur, LLC
                                        Member

                                By:     /s/ Rodd Macklin
                                        --------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

                                PERSEUSPUR, LLC

                                By:     /s/ Rodd Macklin
                                        --------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

                                MR. FRANK H. PEARL

                                By:     /s/ Rodd Macklin
                                        --------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        --------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel

                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        --------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel

                                MR. GEORGE SOROS

                                By:     /s/ John F. Brown
                                        --------------------------------
                                        Name:  John F. Brown (1)
                                        Title:    Attorney-in-Fact

CUSIP NO. 91913E104                                                PAGE 20 OF 22


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ John F. Brown
                                        --------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel


---------------

(1) A Power of Attorney authorizing John F. Brown, et. al. to act on behalf of George Soros has been filed with the Securities and Exchange Commission

CUSIP NO. 91913E104                                                PAGE 21 OF 22


                                     ANNEX A

                    EXECUTIVE OFFICERS OF PERSEUS EC, L.L.C.

NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                --------------------               ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

         Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 91913E104                                                PAGE 22 OF 22


                                     ANNEX B

                      EXECUTIVE OFFICERS OF PERSEUSPUR, LLC

NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                --------------------               ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


         Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.